INVESTOR DISCLOSURE PACKET

Deanwood Station, LLC

(a Delaware limited liability company)

$700,000

Limited Liability Company Interests

Deanwood Station, LLC

c/o Medici Road

1629 K St NW Suite 300

Washington, DC 20006

April 30, 2021

TABLE OF CONTENTS

FORM C

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

§227.201 (Z) TESTING THE WATERS MATERIALS

EXHIBIT A: SOURCES AND USES

EXHIBIT B: OPERATING PRO-FORMA

EXHIBIT C: RISKS OF INVESTING

EXHIBIT D: REG CF INVESTMENT AGREEMENT

EXHIBIT E: LLC AGREEMENT

EXHIBIT F: SUMMARY OF LLC AGREEMENT

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: BACKGROUND CHECKS

EXHIBIT J: COMPARABLE RENTS

EXHIBIT K: ECONOMIC IMPACT STUDY

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Deanwood Station, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	April 14, 2021
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	c/o Medici Road, 1629 K St NE Suite 300 Washington, DC 20006
Website Address	www.mediciroad.org

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____

NO _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

● Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
● If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
● If your Company is a general partnership, include any individual who is a general partner or an officer.
● Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Thomas E. Houston III	
All positions with the Company and How Long for Each Position	**Position:** Executive Director & Board Chair of the Manager, Medici Road	**How Long:** Since 2016
Business Experience During Last Three Years (Brief Description)	Executive Director of Medici Road	
Principal Occupation During Last Three Years	Executive Director and Board Chair of Medici Road	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Living Cities	**Business:** A collaborative of 19 of the world's largest foundations and financial institutions working to close racial income and wealth gaps in American cities

Person #2

Name	Talayah Jackson	
All positions with the Company and How Long for Each Position	**Position:** Vice-Board Chair of the Manager, Medici Road	**How Long:** Since 2018
Business Experience During Last Three Years (Brief Description)	Certified project manager advising community-based organizations, healthcare providers, and government agencies on the development and implementation of population health improvement programs.	
Principal Occupation During Last Three Years	Healthcare Project Manager providing advisory services ranging from agency-wide strategy creation & implementation to business process improvement and operational efficiency.	

Has this Person Been Employed by Anyone Else During the Last Three Years?	_X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Avalere Health	**Business:** Healthcare consulting firm

Person #3

Name	Courtney Davis	
All positions with the Company and How Long for Each Position	**Position:** Board Secretary of the Manager, Medici Road	**How Long:** Since 2020
Business Experience During Last Three Years (Brief Description)	Supporting fundraising and strategy efforts for several nonprofit organizations.	
Principal Occupation During Last Three Years	Government Affairs where she has authored numerous U.S. Senate bills.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Marijuana Matters; United States Senate	**Business:** Working to inform the public about the impact of public policies related to regulating cannabis and cannabis-derived products.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Medici Road, a 501(c)(3) organization
Name	

§227.201(d) – The Company's Business and Business Plan

About the Project

Deanwood Station, LLC (the "Company") is the managing partner of a ground-up project to be developed, owned, and operated by Deanwood Equitable Enterprises, LLC. The site is located at 4276 Sheriff Road, a 10,238 square foot vacant lot in the Deanwood neighborhood of Washington, DC (the "Property").[1] Deanwood is listed by the Washington D.C. Economic Partnership as a key emerging corridor and opportunity zone in the District.[2]

According to Redfin, Deanwood is one of the hottest neighborhoods in the nation.[3] After a 20-year slump, and with housing prices skyrocketing across the city, the larger single-family homes in this neighborhood are enticing to buyers. There is easy access to the neighborhood with its connections to the Anacostia Freeway Route 295 to the North and West and two major thoroughfares to the East and South (Highway 214 and Route 704). And there are three metro stations within two miles making transportation an asset for the community.

This mixed-income community is filled with generational pride and knowledge. Housing is a mixture of detached homes, row houses, and rental apartment buildings. There is a STEM High School and Marvin Gaye Park with a trail that stretches down to Virginia. There are also several retail shops that provide day care, drycleaner, fast food, and convenience shopping (7-11 and mini mart) services. Two things are missing. A grocery store and affordable for-sale housing. The Project will be the first to provide both of these in amongst the considerable amount of new construction in this area over the next few years.[4] [5]

The project fits right in with the neighborhood's growth. A ground up project on vacant land, the Company plans to build a mixed-use project. A mix of uses is planned for the site, including a for-sale condominium building with 13 condominium units, commercial space for a small grocery store, a co-share office space, and corporate headquarters for the Developer (the "Project"). The co-share office space will be dedicated to local nonprofits and minority businesses, while the local grocer will offer fresh food filling the void in this food desert. The closest grocery store is currently 2.2 miles away. When complete, the Project will have approximately 6,800 square feet of ground level retail which will be available for triple net lease at a market rent averaging $25 per square foot with the potential to increase to $32.   See Exhibit J for comparable rents in a neighboring commercial corridor.

The Greater Deanwood neighborhoods recently completed a soon-to-be released 10-month study for a new small area plan. Three sample neighborhood goals and key strategies identified include:

● Supporting two pilot for-sale condo buildings with the goal of increasing homeownership and community ownership of land.

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[1] https://goo.gl/maps/wviPBFWRz4UqYt6g7
[2] https://wdcep.com/resource/deanwood/
[3] https://dc.curbed.com/2017/8/22/16184348/deanwood-hot-redfin-dc-washington
[4] https://www.longandfoster.com/DC/Washington/Deanwood
[5] https://dcist.com/story/16/12/30/deanwood-is-in/

- Establishing technical assistance "outposts" to provide tailored support to entrepreneurs, especially minority-owned and women-owned businesses.
- Providing support for residents and community members to build and grow a permanent, diverse food ecosystem owned by community members (e.g., locally owned grocery stores, food cooperative, urban agriculture, community gardens etc.).

The Project addresses these goals through its development strategy, and by focusing on creating an environment for entrepreneurs to establish and grow their businesses in spaces that rent for less than market rate, thereby improving their chance for success. It is hoped that a natural collaborative ecosystem will emerge in the shared environment that is planned, organically bolstering networking among vendors and office tenants.

The Project also hopes to address unemployment in the area which is currently between 13% - 18%. During construction the Project is estimated to create 55 construction jobs with the average construction salary of $15 per hour and senior construction workers making $65 per hour. In addition, the Project is expected to create 15 permanent full-time, and two part-time jobs once operational, with salaries ranging from $50,000 to $110,000 annual. Positions include four grocery store employees, six full-time and one part-time staff members to be added to the Manager's team and five full-time and one part-time employee to run the co-share office space.

The Property is zoned MU-3A according to the DC Department of Planning, permitting the planned uses. The floor area ratio for the parcel is 1.2 which makes the gross total buildable square feet 12,286.

The Project is slated to begin construction in November of 2021 and to be completed by December of 2022, and is expected to follow the below timeline:

4/13/2021	Acquisition Closing
4/13/2021	Sign LOI with grocery tenant ($25 per square foot)
12/31/2021	Construction Finance Closing
10/13/2022	Substantial Completion/Condo Sales Start
01/13/2023	Retail Spaces open
02/13/2023	Condo Sales Complete

The Manager has selected a local, and experienced, team to begin executing on the Project beginning in April after closing on the Property. They are:

Glenn Hudson – Development Consultant [6]
Michael Weincek - Architect [7]
Don Bernards – NMTC Accounting Firm [8]

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[6] https://www.linkedin.com/in/glenn-hudson-aa192912/

[7] https://wiencek-associates.com/

[8] https://www.bakertilly.com/contact/directory/donald-bernards

Brunson Cooper – Lead GC [9]
Scott Bornman – Partner GC [10]
Anitra Androh - Legal [11]
Howard Smith – NMTC Consultant [12]

About the Neighborhood

Deanwood is one of the oldest neighborhoods in Northeast DC. Originally it was home to the city's only amusement park and a host of other amenities like the Strand Theater, the Nannie Helen Burroughs School, and Marvin Gaye Park. From 1960 to 2015 Deanwood was isolated from amenities and services enjoyed by other parts of the city. Stagnant for over 20 years, it has now become one of DC's fastest growing neighborhoods. The NE end of Ward 7 ("Ward 7"), where Deanwood is located, covers about two square miles or 1,282 acres and has a population of approximately 24,000 or 29% of Ward 7's total population and three percent of DC's total population.

Ward 7, and Deanwood in particular, are recognized for being the oldest, longstanding Black community in DC. Today, Deanwood's population is 95% Black compared to an overall 46% Black population in DC. Greater Deanwood's projected population growth is on par with DC (1.4% versus 1.76% between 2015 and 2025) as are homeownership rates (41% in Ward 7 versus 42% in DC). However, in Ward 7 renters are spending more than 35% of their income on rent. They would save by becoming homeowners.

Home values have skyrocketed even in the Greater Deanwood neighborhoods over the past two years with no slowdown in sight. Additionally, home prices in Greater Deanwood are projected to outpace DC overall in 2021 (11.1% versus 9.2%). The price of homes has increased by 25% year-over-year, and sales are averaging 2.1% over asking price. The proposed condominiums will be listed at $315,160 which is below the market average. The Company expects the three-bedroom condos to sell within six months of listing.

Additionally, there are two major rental developments going up within a quarter mile. To the South, the Strand theater is being repurposed into a well-known grocery store called Ivy Smokehouse. 86 one and two-bedroom apartments are planned to be built on top of the Strand, available for those making under 60% AMI. To the East is a new construction building of 63 one- and three-bedroom rentals for those making under 50% AMI, and also including 5,500 square feet of retail space.

The educational attainment rate of the residents 25 years and older in Ward 7 is slightly lower than the rest of DC, with nearly 91% of residents high school graduates in DC versus 86% in Ward 7, and 58% college graduates in DC versus 18% in Ward 7. Over time this disparity equates to lower wages and a decreased ability to own a home.

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[9] https://www.linkedin.com/in/brunson-cooper-157688/

[10] https://www.linkedin.com/in/scott-bornman-l-i-o-n-pmp-8a784321/

[11] https://www.linkedin.com/in/anitra-androh-4674429/

[12] https://www.linkedin.com/in/howard-smith-76293aa/

The median household income for residents in Ward 7 is $41,77, compared to $82,604 for households across DC. The unemployment rate for people 16 and older in Ward 7 (15.7 percent) is almost double that of DC (7.4 percent).

Sheriff Road, on which the Property is situated, consists of a mix of residential and commercial uses. Kenilworth Avenue, 1.6 miles from the Property, and Nannie Helen Burroughs are the busiest roads nearby. Approximately 127,300 vehicles travel along Kenilworth Avenue on a daily basis and another 12,200 on Nannie Helen Burroughs.

To analyze the local demographics near the Subject property, ESRI drive time statistics were calculated using a two-, five-, and ten-minute radius. The purpose of this analysis is to examine the buying power of households within this community, in addition to spending preferences.

Based upon the annual expenditure of the residential population and the gap in the retail market, the current retail offering in the community is insufficient to provide all of the needs in the community. Considering that 51 new households (within a five-mile driving radius) are expected to move into the immediate area annually through 2025, more food retail is needed to sustain the population growth.

This information was supplied in an Economic Impact Study conducted by AreaProbe. The entire report is attached as Exhibit K.

About the Developer

Thomas Houston is the Executive Director of Medici Road, the manager of Deanwood Station LLC and the developer of the Project.[13] His primary mission is to increase Black home ownership through the development of affordable and workforce live/work properties that can be a model for other urban areas. He led Medici Road in redeveloping its first three single-family home redevelopments. These developments, 232 Division Ave, 277 Newcomb St, and 919 46th St employed a successful strategy of providing housing opportunities to those who need them most, by employing a 2-week exclusive listing period for existing neighborhood residents, first responders and educators.[14] [15] [16]

Thomas was a corporate brand manager before he switched to working in government and nonprofit sectors. He has used the skills he acquired in consumer behavior to design evaluation tools and programs that empower residents and government officials to make different decisions in how they work to solve poverty. Thomas is also trained in developing racial equity curriculum which he embeds into his programming. He uses these skills to model pro-formas, design community plans, and bring the right partners together to execute a community development vision.

Thomas has a BBA in marketing from Howard University and an MBA in marketing from Penn State University.

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[13] https://www.linkedin.com/in/thomas4change/
[14] https://www.redfin.com/DC/Washington/232-Division-Ave-NE-20019/home/10129722
[15] https://www.redfin.com/DC/Washington/277-Newcomb-St-SE-20032/home/21648315
[16] https://www.redfin.com/DC/Washington/919-46th-St-NE-20019/home/10124677

Talayah Jackson, Vice-Chair of Medici Road's board, is the founder and CEO of Relativity Property Development, a burgeoning real estate development company located in Washington, D.C. that focuses on community-driven development and revitalization in all communities East of the River (eOTR).[17] Talayah is a certified project manager and in her professional career, has spent much of her time advising community-based organizations (CBOs), healthcare providers, and government agencies on the development and implementation of population health improvement programs. She is now applying that experience to create and improve the design and operation of the built environment to promote optimal health and wellness. Talayah has a BA in public policy from the University of North Carolina at Chapel Hill, a Master of Public Health from Emory University, and an MBA in organizational management from Georgia State University. Talayah supported the newest development in Deanwood, a 63-unit affordable rental project, by supporting the community engagement process and helping Deanwood civic association negotiate a community benefits agreement. She has completed several single-family developments and executed community engagement strategies.

Medici Road helps organizations think differently about the programs and products they develop. We mine data and use it to design programs and products that can be used to fight poverty RIGHT NOW. Affordable and workforce housing is our largest product. Medici Road was launched by Thomas Houston in 2016 as a vehicle to stop generational poverty by connecting the dots between housing, education, and public health.

Medici Road's very first housing product was a mortgage calculator which calculated free mortgage down payment funds available to buyers, in order to increase their buying power. But even with 100% of down payment money, buyers were still being outbid by escalation clauses. It was then that we decided to launch our own development arm in order control pricing and in order to promote entry-level home ownership.

Medici Road launched their development portfolio with a ten-year plan that started with single family homes. They have now entered into year one of a five-year plan to produce five mix-use developments in the Deanwood area that are connected to five determinants of health. Deanwood Station will be the first project with a focus on food in the commercial space.

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[17] https://www.linkedin.com/in/talayahjackson/

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	✓
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance		Reduced parking	✓





About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a ground up, mixed use real estate project to be built at 4276 Sheriff Road, a 10,238 square foot vacant lot.

We are trying to raise a maximum of $700,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by July 31, 2021, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $500 increments (e.g., $1,000 or $1,500, but not $756). An investor may cancel his or her commitment up until 11:59 pm on July 29, 2021 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

Key Deal Points

- **Affordable housing.** Condos at below market sales prices.
- **Fresh food.** A grocery store in a food desert.
- **Small business support.** Creation of a co-sharing space focused on nonprofits and minorities.
- **Focus on homeownership.** Building wealth through homeownership.
- **Neighborhood on the rise.** One of the hottest neighborhoods in the nation.

About the Finances

Total acquisition and development costs of approximately $11,071,129 million will be financed with a bank loan of approximately $6,990,389 million for acquisition and construction, New Market Tax Credits (NMTC) of around $3,217,500 along with equity totaling approximately $863,240, which includes the equity raised through this Offering.

Construction is expected to be completed in the first year (or 2022) and condo sales totaling $3,960,400 in the second year, which will be used to pay down construction loans. The Company also expects the commercial space to be fully leased and occupied by the end of the second year, which it will continue to own and operate, and which is expected to yield Net Operating Income (NOI) of $53,569 in its first year of operations, climbing to $67,859 by year 10.

The Manager is also pursuing additional grants such as Federal Home Loan Bank of Atlanta, D.C. Neighborhood Prosperity Fund, and Ferguson which will strengthen the project finances.[18] [19] [20]

The Company intends to use the New Markets Tax Credit ("NMTC") program financing to develop the Project.[21] The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury ("CDFI Fund") and provides a 39% federal tax credit to investors who make qualified equity investments ("QEIs") in a qualified community development entity ("CDE"). The tax credit is claimed over a seven-year credit allowance period. CDEs are privately managed investment institutions that are certified to make certain investments based on the CDFI Fund's regulations. Each NMTC transaction has an investment fund to affect the financing arrangement.

This is how it will work: The Company's affiliated entity anticipates borrowing funds from City First Enterprises and lending those funds to the investment fund. Then we expect U.S. Bank, the sole investor in the NMTC transaction to invest its money in the investment fund. The investment fund will then contribute the funds from the loan and U.S. Bank's investment to a CDE – in this case Deanwood Equitable Enterprises, LLC, the owner of the Project. This entity will in turn, make loans to the Company to assist with financing the Project. Only Deanwood Equitable Enterprises, LLC is entitled to substantially all of the benefits derived from the NMTCs. NMTCs are subject to 100% recapture for a period of seven years as provided in the Code.

The Project requires approximately $863,240 in total equity and the Sponsor has invested $163,240 of this. We hope that Small Change Investors will contribute the remaining $700,000 through this offering. Because the project will use NMTC financing, as described above, it is anticipated that investor funds will be returned at the end of seven years.

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[18] http://corp.fhlbatl.com/files/documents/ahp-general-fund-overview.pdf
[19] https://dmped.dc.gov/node/1307116
[20] https://www.ferguson.com/content/sustainability/ferguson-cares
[21] https://www.cdfifund.gov/programs-training/programs/new-markets-tax-credit

The financing assumptions to purchase and develop the project are as follows:

Anticipated Uses	
Land Acquisition	$1,138,242
Construction	$4,617,935
Permits/Testing	$159,291
Utilities/Bonds	$236,000
Professional Fees	$928,544
Developer Fee	$1,575,000
Insurance and Taxes	$152,800
Finance	$1,688,737
Legal/Marketing/Other	$506,463
Reserves	$68,117
Total Uses	**$11,071,129**
Sources	
Construction Loan	$6,990,389
Equity - New Market Tax Credits	$3,217,500
Equity - Sponsor	$163,240
Equity - Small Change Investors	$700,000
Total sources	**$11,071,129**

For more detail review Exhibit A: Project Budget and Exhibit B: Operating Pro-Forma.

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority, after bank loans have been repaid:

(a) First, the Available Cash shall be distributed to the Investor Members until they have received a Preferred Return of 9% for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return of 9% for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro-rata in accordance with their percentage interest share of Unreturned Investment until a total of $500,000 has been returned to all Investor Members.

(d) Fourth, the balance of the Available Cash from sale or refinance proceeds from the commercial portion of the project, if any, shall be distributed:

(1)   45 % to the Investor Members; and

(2)   55 % to Sponsor as a promoted interest.

The Sponsor expects to begin payments about the sale of all condominium units, or the end of year two, whichever comes first.

Investor Member returns are capped at a maximum multiple of 2.6 x the amount they invested. While Investor members may still maintain ownership in Deanwood Station LLC, they will no longer receive a return after reaching this cap. In other words, an investment of $1,000 may return a maximum of $2,600 including the original investment amount. The table below illustrates our estimate of how much an Investor Members may expect back under two scenarios, either a 6% market cap rate or a 6.5% market cap rate, if repaid in seven years.

ated Return	Cap Rate 6%	Cap Rate 6.5%
Net Operating Income, year of sale	$62,101	$62,101
Capitalized Value	$1,035,011	$955,395
Less Loan Fees	($20,700)	($19,108)
Net Value	**$1,014,311**	**$936,287**
Refinancing at 80% LTV	$811,449	$749,030
Current balance on loan	($528,324)	($528,324)
After Refinance Cash Available	**$283,125**	**$220,705**
45% Investor Member Profit Share	$127,406	$99,317
Anticipated Return to Investors		
Initial Investment Returned	$700,000	$700,000
9% Preferred Return	$234,000	$234,000
45% Profit Share	$127,406	$99,317
Total	$1,061,406	$1,0337,317

Under these two scenarios, if you invest $5,000 you may expect $7,582 or $7,381 back.

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit C: Risks of Investing.

COVID19 Disclosure

We do not know how long the pandemic will last or how its effects will ripple through the American economy. With unemployment that reached levels not seen since the Great Depression and interrupted business operations, and with no certainty on the end of the pandemic as yet, we may experience a number of negative effects from the COVID-19 pandemic:

● If there is another surge of cases, the construction supply line may slow down, impacting our ability to complete construction on time.

- Material prices have continued to climb but are expected level out by early 2022, when the Company expects to begin construction.
- Economic uncertainty may cause some families to postpone buying a house and rent instead, decreasing the pool of potential buyers for our condominiums.
- The pandemic has caused significant uncertainty in the value of many assets, including real estate. Until the uncertainty is resolved it might be difficult for us to borrow money or raise capital by selling equity.
- With restrictions on operations of businesses, it may be difficult for both our grocery store and office-share space to function, and therefore difficult for them to pay rent. A reduction in cash flows and/or asset values may impact our business in undetermined ways.

Many businesses have shut down due to COVID. Many of the closures have been government mandated. Banks strengthened their lending practices due to COVID risks; particularly on projects with a commercial component. There is always a risk of history repeating itself on this project.

The District of Columbia has been proactive in protecting residents and businesses from the economic effects of COVID-19. They have been careful in keeping large gatherings to a minimum. Simultaneously, the construction industry was deemed essential and extra protocols were put in place to protect workers in the industry. Banks have also begun to lend again. Community Development Financial Institutions (CDFIs) in particular are focusing on supporting projects in key neighborhoods such as Deanwood.

Additionally, home sales and prices have continued to climb between Q1 2020 through Q1 2021. While the home-owner market in DC is not recession proof, a shortage of housing products has ensured a robust sales market.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount   <u>$100,000</u>

Offering Deadline   <u>July 31, 2021</u>

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions: This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No

What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$700,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Cost of Land	$100,000
TOTAL	**$100,000**

If we raise the maximum goal of $700,000:

Use of Money	How Much (approximately)
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$35,500
Cost of Land	$100,000
Architectural & MEP Design Services	$480,000
Entitlement	$65,000
Civil Design Services	$19,500
TOTAL	**$700,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the www.smallchange.co. See also the Investment Agreement attached, *Exhibit D: Reg CF Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

● We estimated how much money we need to complete the project.
● We estimated the value of the project when it's completed.
● We estimated what we believe is a fair return to Investors.

- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated April 14, 2021 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1) First, the Available Cash shall be distributed to the Investor Members until they have received a Preferred Return of 12% for the current year.

2) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return of 12% for any prior year.

3) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro-rata in accordance with their percentage interest share of Unreturned Investment until a total of $500,000 has been returned to all Investor Members.

4) Fourth, when the total balance of Unreturned Investment is $200,000, the Available Cash shall be distributed to the Investor Members until they have received a Preferred Return of 8% for the current year on the balance of their Unreturned Investment.

5) Fifth, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return of 8% for any prior year.

6) Sixth, the balance of the Available Cash from sale or refinance proceeds from the commercial portion of the project, if any, shall be distributed:

   a) 45 % to the Investor Members; and

   b) 55 % to Sponsor as a promoted interest.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
● If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
● For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Medici Road, a 501(c)(3) organization, owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Medici Road. and its board effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

- An administrative fee of $2,500; plus
- A success fee equal to 5% of $500,000 raised and 4% of the remaining $200,000 raised

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	None	None	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guarantees, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Acquisition fee	At closing	Medici Road	Manager	Approx. $57,000
Asset management fee	On commercial stabilization	Medici Road	Manager	.05% of total project cost per year
Developer fee	During construction	Medici Road	Manager	5 - 8% of total project costs
Developer fee	During construction	IRA Club SBO Talayah Jackson Acct #1001955	Director, Manager	0.6% of total project costs
Property management fee	Once operational	Medici Road	Manager	6% of gross revenue per year

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on April 14, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $100,000. You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.mediciroad.org, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is nothing else to disclose.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not solicit indications of interest in this Offering before listing it with the SEC.

EXHIBIT A: SOURCES AND USES

SUMMARIZED USES		AMOUNT		SOURCES		AMOUNT
Acquisition	$	1,138,242		Bank Leverage Loan	$	6,990,389
Construction	$	4,617,935		NMTC	$	3,217,500
Permits/Testing	$	159,291		Small Change Equity Raise	$	700,000
Utilties/Bonds	$	236,000		Sponsor Raise	$	163,240
Professional Fees	$	928,544		**Total**	**$**	**11,071,129**
Developer Fee	$	1,575,000				
Insurance and Taxes	$	152,800				
Finance	$	1,688,737				
Legal/Marketing/Other	$	506,463				
Reserves	$	68,117				
Total	**$**	**11,071,129**				

DETAILED USES

ACQUISITION

Build Acquisiton	$	-
Land Acquisition	$	1,000,000
Closing Costs	$	6,133
Survey	$	4,600
Title and Recording	$	229
Carrying Costs	$	10,200
Interest Holdback	$	112,080
Appraisal	$	5,000
Sub Total Acquisition	$	1,138,242

SITE IMPROVEMENTS

Demolition	$	10,000
On-Site Imp.	$	310,000
Off-Site Imp.	$	-
Sub Total Site Improvements	$	320,000

CONSTRUCTION

Rehabilitation		
New Construction	$	3,367,162
General Conditions	$	202,030
Contingency	$	225,355
Furnishings	$	13,000
O&P	$	269,373
P&P Bond	$	101,015
Grocer TI Allowance	$	52,500
Co-work space TI Allowance	$	37,500
MR headquarters TI Allowance	$	30,000
Sub Total Construction	$	4,297,935

PERMIT/TESTING/INSPECTIONS

Permits	$	40,000
Building Permit Filing Fee	$	21,500
Green Building Fee	$	20
Tap & Impact Fees	$	39,307
3rd Party Review/Expediter	$	25,000
Property inspections	$	10,000
Construction Inspections	$	18,000
Certificate of Occ Filing Fee	$	307
C/O Issuance Fee	$	33
Concrete Testing	$	5,124
Sub Total Permits	$	159,291

UTILITIES/BONDS

Electric	$	41,000
Gas	$	35,000
Telephone Connect Fees		
Cable Connect Fees	$	20,000
New Utility Poles	$	20,000
Temp Power	$	40,000
Power Consultant		
Utility Bonds	$	80,000
Sub Total Utilities	$	236,000

PROFESSIONAL FEES

Architect & Engineer	$	311,500
Construction Admin	$	150,000
Architectural Reimbursables	$	7,000
Architectural Additional Services	$	6,700
Structural Design	$	64,248
Civil Design	$	95,000
Geotechnical Engineering	$	30,304
Geotechnical Reimbursables	$	16,836
Fire Protection Design & Installation	$	51,956
Environmental	$	20,000
Green Building	$	50,000
Retail Broker Fees	$	25,000
Owner's Rep	$	100,000
Sub Total Professional Fees	$	928,544

DEVELOPER FEE

Development Consultant	$	100,000
Developer Overhead/Social Services		
Developer Fee	$	1,475,000
Developer Fee Subtotal	$	1,575,000

INSURANCE AND TAXES

Property Taxes	$	15,400
General Liability	$	52,400
Owner's Builder's Risk	$	85,000
Insurance and Taxes Subtotal	$	152,800

FINANCING COSTS (Inlc NMTC)

Pre-development loan fees	$	8,929
Placement Fee	$	330,000
Syndication Fee	$	330,000
Sub Allocation Fees	$	71,139
Baker Tilly Accounting Fees	$	90,000
Legal Fees	$	120,000
Acquisiiton Lender Fees	$	45,065
Leverage Loan Lender Fees	$	122,404
Small Change Fees	$	35,500
NMTC Consultant	$	330,000
Other NMTC Fees	$	205,700
Financing Costs	$	1,688,737

LEGAL AND OTHER SOFT COSTS

Real Estate Attorneys	$	100,000
Lender Legal/Due Diligence	$	20,000
Zoning and Entitlement	$	40,000
Non-refundable escrows		
Market Study	$	3,500
Home Sales Marketing	$	237,624
Cost Certification		
Marketing Expense		
Organizational Exp.	$	10,000
Constr. Insurance		
Syndication Expense		
Absorption Expense		
Printing	$	10,000
Security cameras	$	3,000
Contingency	$	56,339
Community Benefit	$	26,000
Sub Total Legal and Other Soft Costs	$	506,463

RESERVES

Home Sales Reserve	$	48,056
Operating Reserve	$	20,061
Debt Service reserve		
Reserve for Replacements	$	-
Construction Capitalized Interest Reserve		
Sub Total Reserves	$	68,117

TOTAL DEVELOPMENT COST	**$**	**11,071,129**

EXHIBIT B: OPERATING PROFORMA

	Year 1 Constuction 2022 Projected	10-14) Condo Sales 2023 Projected	Year 2 Commercial Lease Up 2023 Projected	Year 3 2024 Projected	Year 4 2025 Projected	Year 5 2026 Projected	Year 6 2027 Projected	Year 7 2028 Projected	Year 8 2029 Projected	Year 9 2030 Projected	Year 10 2031 Projected
Income											
Gross Income		$ 3,960,400	$ 104,100	$ 107,223	$ 110,440	$ 113,753	$ 117,165	$ 120,680	$ 124,301	$ 128,030	$ 131,871
Less: Res Vacancy			$ (10,410)	$ (10,722)	$ (11,044)	$ (11,375)	$ (11,717)	$ (12,068)	$ (12,430)	$ (12,803)	$ (13,187)
Effective Gross Income			$ 93,690	$ 96,501	$ 99,396	$ 102,378	$ 105,449	$ 108,612	$ 111,871	$ 115,227	$ 118,684
Expenses											
Management Salaries			$ 5,621	$ 5,790	$ 5,964	$ 6,143	$ 6,327	$ 6,517	$ 6,712	$ 6,914	$ 7,121
Maintenance Expense			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Administrative			$ 25,000	$ 25,750	$ 26,523	$ 27,318	$ 28,138	$ 28,982	$ 29,851	$ 30,747	$ 31,669
Utilities			$ 1,750	$ 1,803	$ 1,857	$ 1,912	$ 1,970	$ 2,029	$ 2,090	$ 2,152	$ 2,217
Water/Sewer			$ 750	$ 773	$ 796	$ 820	$ 844	$ 869	$ 896	$ 922	$ 950
Insurance Expense			$ 2,000	$ 2,060	$ 2,122	$ 2,185	$ 2,251	$ 2,319	$ 2,388	$ 2,460	$ 2,534
Real Estate Tax Expense			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Replacement Reserves			$ 5,000	$ 5,150	$ 5,305	$ 5,464	$ 5,628	$ 5,796	$ 5,970	$ 6,149	$ 6,334
Total Expenses			$ 40,121	$ 41,325	$ 42,565	$ 43,842	$ 45,157	$ 46,512	$ 47,907	$ 49,344	$ 50,825
NOI			$ 53,569	$ 55,176	$ 56,831	$ 58,536	$ 60,292	$ 62,101	$ 63,964	$ 65,883	$ 67,859
Less Leverage Loan Debt Service		$ (7,690,389)	$ 27,225	$ 27,225	$ 27,225	$ 27,225	$ 27,225	$ 27,225	$ 27,225	$ 27,225	$ 27,225

Leverage Loan & Small Change Payback											
HOME		$ 2,275,000									
Grant(s)		$ 850,000									
Loan Balance											
Distributive Cash Flow		$ (604,989)	$ 26,344	$ 27,951	$ 29,606	$ 31,311	$ 33,067	$ 34,876	$ 36,739	$ 38,658	$ 40,635
9% CF Investor Debt Service			$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000	$ 18,000
Asset Management Fee			$ 5,536	$ 5,536	$ 5,536	$ 5,536	$ 5,536	$ 5,536	$ 5,536	$ 5,536	$ 5,536
DSCR			1.18	1.22	1.26	1.29	1.33	1.37	1.41	1.46	1.50

REFINANCE AT YEAR SEVEN		
NOI		$ 62,101
Capitalized Value	**6.00%**	$ 1,035,011
Loan Fees	**2%**	$ (20,700)
Net Value		$ 1,014,311
Loan to Value	**80%**	$ 811,449
Balance on Loan		$ 528,324
After Refinance Cash Available		$ 283,125
Investor Member Profit Share	**45%**	$ 127,406
Investor Original Investment		$ 700,000
Returned to Investors		$ 1,061,406

ASSUMPTIONS	**Medici Road**	**"We Work"**	**Healthy Food**
Leasable SF	1,200	1,500	1,500
$/SF Year	$18	$30	$25
Rent Inc./Year	3%		
Op. Cost Inc./Year	3%		
Reserves Inc./Year	1%		
Vac. Year 1	10%		
Vac. Year 2	10%		
Vac. Year 3 & Future	10%		
Other Income Increase	3%		
Weighted Op. Exp.	3%		

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

● Changes in interest rates

● Competition from other property

● Changes in national or local economic conditions

● Changes in zoning

● Environmental contamination or liabilities

● Changes in local market conditions

● Fires, floods, and other casualties

● Uninsured losses

● Undisclosed defects in property

● Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

● Competition from other landlords

● Changes in economic conditions could reduce demand

● Existing tenants might not renew their leases

● The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

● Portions of the property could remain vacant for extended periods

● A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Inability to Sell Condominium Units. There is no guarantee we will be able to sell the condominium units for the prices we expect. For example, we might have misjudged the market in terms of the amenities in the units, the floor plans, or in other respects, or we might have misjudged how much consumers would pay in the neighborhood where the units are located. Markets change quickly, and it is also possible that the local real estate market will have deteriorated by the time the units are complete.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

● Changes in interest rates

● Competition from other property

● Changes in school districts

● Changes in zoning

● Environmental contamination or liabilities

Risks Associated with Construction. Construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted. Construction can be delayed by events outside our control, including bad weather or shortages of materials. If construction is delayed, it could push completion of the houses to a less desirable market.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Medici Road, Inc, the nonprofit Manager and its board, will manage all aspects of the Company and its business. Furthermore, if Medici Road's key personnel or board were to change or leave, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

We do not know how long the pandemic will last or how its effects will ripple through the American economy. With unemployment that reached levels not seen since the Great Depression and interrupted business operations, and with no certainty on the end of the pandemic as yet, we may experience a number of negative effects from the COVID-19 pandemic:

- If there is another surge of cases, the construction supply line may slow down, impacting our ability to complete construction on time.
- Material prices have continued to climb but are expected level out by early 2022, when the Company expects to begin construction.
- Economic uncertainty may cause some families to postpone buying a house and rent instead, decreasing the pool of potential buyers for our condominiums.
- The pandemic has caused significant uncertainty in the value of many assets, including real estate. Until the uncertainty is resolved it might be difficult for us to borrow money or raise capital by selling equity.
- With restrictions on operations of businesses, it may be difficult for both our grocery store and office-share space to function, and therefore difficult for them to pay rent. A reduction in cash flows and/or asset values may impact our business in undetermined ways.
- Many businesses have shut down due to COVID. Many of the closures have been government mandated. Banks strengthened their lending practices due to COVID risks; particularly on projects with a commercial component. There is always a risk of history repeating itself on this project.

The District of Columbia has been proactive in protecting residents and businesses from the economic effects of COVID-19. They have been careful in keeping large gatherings to a minimum. Simultaneously, the construction industry was deemed essential and extra protocols were put in place to protect workers in the industry. Banks have also begun to lend again. Community Development Financial Institutions (CDFIs) in particular are focusing on supporting projects in key neighborhoods such as Deanwood.

Additionally, home sales and prices have continued to climb between Q1 2020 through Q1 2021. While the home-owner market in DC is not recession proof, a shortage of housing products has ensured a robust sales market.

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021, by and between Deanwood Station, LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

   1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Washington, DC unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at deanwoodstation@mediciroad.org. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: DEANWOOD STATION, LLC

By its manager: Medici Road.

By: _____

    Thomas E. Houston, III, Executive Director and Board Chair

EXHIBIT E: LLC AGREEMENT

This is an Agreement, entered into effective on April 13, 2020, by and among Deanwood Station LLC, a Delaware limited liability company (the "Company"), Medici Road, a District of Columbia corporation ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.co (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "Deanwood Station, LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to construct a ground up, mixed use real estate project at 4276 Sheriff Road, a 10,238 square foot, currently vacant lot (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $163,240 to the capital of the Company in the form of cash and property. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("<u>Member Loans</u>") shall bear interest at the higher of (i) 2% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Members until they have received a Preferred Return of 12% for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return of 12% for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members pro-rata in accordance with their percentage interest share of Unreturned Investment until a total of $500,000 has been returned to all Investor Members.

(d) Fourth, when the total balance of Unreturned Investment is $200,000, the Available Cash shall be distributed to the Investor Members until they have received a Preferred Return of 8% for the current year on the balance of their Unreturned Investment.

(e) Fifth, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return of 8% for any prior year.

(f) Sixth, the balance of the Available Cash from sale or refinance proceeds from the commercial portion of the project, if any, shall be distributed:

(1) 45 % to the Investor Members; and

(2) 55 % to Sponsor as a promoted interest.

44

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**.

5.8.1.   **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to 5% of the acquisition cost of the land.

5.8.2.   **Asset Management Fee**. Each year, the Manager shall be entitled to an asset management fee equal to 0.5% of the total project cost.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3.   **First Right of Refusal**.

(a)   **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member

and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DEANWOOD STATION, LLC

By: Medici Road, As Manager

By: /s/   Thomas E. Houston III

Thomas E. Houston, III, Executive Director & Board Chair

EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT H: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: FINANCIAL STATEMENTS



1352 Pittsburgh Road   Valencia, PA 16059   *p:* 724-898-2370   *f:* 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

Deanwood Station LLC:

We have reviewed the accompanying financial statements of Deanwood Station LLC which comprise the Balance Sheet—tax basis as April 15, 2021, and the related statements of Profit and Loss—tax basis, and Statement of Cash Flows—tax basis as of April 15, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by Deanwood Station LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

Denise Raidna

Denise Raidna CPA
Adjusting Entries
Valencia PA
April 23, 2021

Deanwood Station LLC
Income Statement - Tax Basis
As of April 15, 2021

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

Deanwood Station LLC
Balance Sheet - Tax Basis
As of April 15, 2021

(Unaudited)

ASSETS	
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIEIS AND EQUITY	**$0.00**

Deanwood Station LLC
Statement of Cash Flows - Tax Basis
As of April 15, 2021

(Unaudited)

OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	
Net Cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

Deanwood Station LLC
Notes to the Financial Statements
As of April 15, 2021

(Unaudited)

Note 1 Organization

The Company was incorporated on April 14, 2021 pursuant to the Limited Liability Company Act of the State of Delaware. The purpose of the company is to construct a ground up, mixed use real estate project at 4276 Sheriff Road, a 10,238 square foot, currently vacant lot in the District of Columbia. In carrying on it's business, the company may enter into contracts, incur indebetedness, sell, lease, or encoumber any or all of its property.

Note 2 Income Taxes

The Company has elected to be treated as a Partnership for Federal and District of Columbia income tax purposes. As such the Company will generally not pay income taxes as the taxable income is passed through to the partners where it is reported and taxed at the partners individual tax rate. Federal and District of Columbia income tax returns have not been filed as they are not required to be filed until the fifteenth day of the third month following the fiscal year end of December 31, 2021.

EXHIBIT I: BACKGROUND CHECKS





1. Name of covered person: Deanwood Station, LLC
2. Date: April 22, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Deanwood Station, LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Medici Road
2. Date: April 22, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Medici Road is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

crowdcheck badactorreport

1. Name of covered person: Thomas E. Houston III
2. Date: April 22, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Thomas E. Houston III is likely: **Not disqualified**	✓
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✓

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Talayah Jackson
2. Date: April 22, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Talayah Jackson is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

1. Name of covered person: Courtney Davis
2. Date: April 22, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Courtney Davis is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT J: COMPARABLE RENTS

The table below lists existing and asking commercial rents in nearby commercial corridors:

Map ID	Address	Floor	Base rent per sf	Lease Type	Size	Tenant	Sign date
A	3451 Benning Rd NE	2nd	$48	Triple Net	1,200	Benning Markets	1/6/2020
B	3433 Benning Rd NE	1st	$43	Triple Net	1,500	Vacant	N/A
C	1100 Eastern Ave NE	1st	$49	Triple Net	3,800	Vacant	N/A
D	4339 Hunt Place NE	1st	$30	Triple Net	6,600	Vacant	N/A

Source: *Commercial Real Estate Exchange, Inc. (CREXi) is the commercial real estate industry's fastest-growing marketplace and technology platform dedicated to supporting the CRE industry and its stakeholders. CREXi enables commercial real estate professionals to quickly streamline, manage, and grow their businesses using the industry's most advanced transaction management solution. Since launching in 2016, CREXi has quickly become the most active marketplace in the industry. With six million users, the platform has helped buyers, sellers, and brokers to transact business on over 300,000 commercial listings totaling more than $1trillion in property value.*



IDEA Public Charter School
Republic National Distributing Company
DC Holistic Wellness The Home of CANNABLISS
Street Cutts Barber Shop
Wendy's
McDonald's
Shell
Exxon
Suburban Liquors
Cesar Chavez Public Charter School
Educare of Washington, DC (CDC Child...
Circle Seven Express
RCCG Victory House DC
Big D Liquor Stores
Victory Square (Seniors 55+)
New And Used Tires
Minnesota Avenue
Minnesota Ave NE
Pepco
Pepco Federal Credit Union
Friendship Collegiate School
Department of Employment Services
Aiton Elementary S
an Tires
Popeyes Louisiana Kitchen
Sharks Fish & Chicken
Benning Liquors
Park 7 Apartments
Anacostia Fwy
Grace Apostolic Church
Dollar Tree
Uber Greenlight
Stewart Funeral Home, Inc
Smothers Elementary School
Chase Bank
CVS
Safeway
Boys & Girls Club of
42nd St NE
44th St NE
Hayes St NE
Hunt Pl NE
Gault Pl NE
Grant St NE
Foote St NE
Edson Pl NE
Eads St NE
Dix St NE
Clay St NE
Jay St NE

EXHIBIT K: ECONOMIC IMPACT STUDY

4726 Sheriff Road NE
Economic Impact Study

4726 Sheriff Road
Washington, DC 20019

Report Prepared By:



AREAPROBE

Submitted To:
Medici Road
March 10, 2021

 AREAPROBE

March 10, 2021

Mr. Thomas Houston
Medici Road
1629 K St NW Suite 300
Washington, DC 20006

Re: Economic Impact Study – 4726 Sheriff Road NE

Dear Mr. Houston

Attached is a copy of our market study for your response to the FY 2021 Neighborhood Prosperity Fund submission. This assessment was prepared according to the requirements outlined in the Great Streets RFA.

Sincerely,

C.M.Leatham

Curvin Leatham
CEO & Founder
Area Probe Inc.
cleatham@areaprobe.com
202-281-5311

ANALYST STATEMENT

The purpose of this report is to evaluate the elements listed under section 3 of the Neighborhood Prosperity Fund RFA (request for applications). AreaProbe assessed the market without any influence from the applicant. An in-person site visit was conducted on March 10, 2021 by Curvin Leatham. During these visits, Mr. Leatham evaluated the public corridors, parking, supportive retail, housing and neighborhood activity. Additional information was gathered via third-party data sources.

<u>Section 3 Requirements (FY 2021 RFA)</u>

- A concise description of the site and the immediate surrounding areas

- A detailed summary of the project including its immediate funding gap

- A detail summary of how project will assist in the reduction of unemployment

- A detail summary of how "but for" the NPF will not immediately move forward

- A precise statement of key conclusions reached by the analyst and a statement of opinion of market feasibility, including the estimate of the long-term performance of the project, given commercial, housing, demographic trends, and economic factors

- A summary of market related strengths and weaknesses which may influence the project's marketability, including compatibility with surrounding uses, the appropriateness of the project's locations, including (where applicable) unit sizes, number of units, commercial square footage and usage, number of housing units and zoning recommendations

EXECUTIVE SUMMARY

The applicant seeks a feasibility study to determine the economic impact of the proposed mixed-use project at 4726 Sheriff Road. This project will provide a fresh food grocer, office space for non-profits and minority business enterprises, and corporate office space for Medici Road. The goal is for the planned retail/food market to continue the commercial revitalization as a part of the DC Great Streets program.

Statement of Opinion of Market Feasibility

The concept outlined by applicant will create an environment for increased homeownership, low-cost space for entrepreneurs, and fresh food grocer for the community. We believe the dynamics of the proposed project is transformative and appropriate for the community. The immediate area near the Subject property is comprised of residential uses (single family homes), religious institutions, and commercial uses scattered infrequently in various parts of the neighborhood. The applicant will create a vibrant commercial space that has purposeful benefits for the residents of Deanwood.

The proposed site for the project will be built on a 10,238 square foot vacant lot that has been vacant in the community for a number of years. The initial plan for the site was slated for a multi-family apartment complex by another development group. Housing demand is a major factor in most urban cities, and this is evidently apparent in the District of Columbia, and in emerging neighborhoods that are east of the river. Deanwood is listed by the Washington D.C. Economic Partnership as a key emerging corridor and opportunity zone in the District.

The housing units proposed by the applicant will support homeownership in market that has a homeownership rate of only 35%. Each condo unit will offer three-bedroom floor plans across 1,000 square feet of space. First rights for ownership will be designated to families that currently live in Deanwood as well as educators and first responders who currently work in the District. Households earning 60%-80% AMI will also be eligible for the proposed for-sale housing units.

Summary of Market Related Strengths and Weaknesses

Strengths:
- Project will bring a 2,500 square feet grocer to a market that is designated as a food desert.
- Low-cost space for Non-Profits and Minority Entrepreneurs
- 12 condominiums designated for households earning up to 80% AMI (area median income) in a housing market that has experienced a 25 percent price increase in home prices.

Weakness:
- Limited parking for patrons

Description of the Site and the Immediate Surrounding Areas

The Subject property is zoned MU-3A according to recorded from DC Department of Planning. The FAR (floor area ratio) for this parcel is 1.2 which makes the gross total buildable square feet 12,286. The project is slated to being in November of 2021 with a delivery scheduled for December 2022.

Sheriff Road is comprised of a mix of residential and commercial uses. Kenilworth Avenue & Nannie Helen Burroughs are the busiest roads in the surrounding area. Approximately 127,300 vehicles travel along Kenilworth Avenue on a daily basis (Kenilworth Avenue is 1.6 miles away from the subject property). This equates to a travel time of 5 minutes by way of vehicle. Helen Burroughs attracts approximately 12,200 vehicles on a daily basis. This Subject property is 0.4 miles from the Minnesota Avenue metro.

Immediate Funding Gap

The proposed project has a development budget of $9,559,839. The applicant has a shortfall in financial sources for the amount of $1,000,000.

Detail Summary of How "but for" the NPF

This project has been intentionally designed as a blend of residential and commercial space that meets persistent community demand for commercial amenities. However, but for funding, the project will not be able to move forward, and the property will remain a vacant, blighted lot in a prime neighborhood business corridor. A highly experienced team of experts is ready to complete the project and Medici Road is in discussion with area civic organizations, including the Deanwood Civic Association and ANC7C, to recruit and onboard a local operator for the grocery space

<center>Reduction of Unemployment</center>

<center>**During Construction**</center>

During construction the project is estimated to create (55) construction jobs as part of the development.

<center>**Post Construction**</center>

The project is expected to create (15) permanent full-time, and (2) part-time jobs when the property is delivered. This includes:

- (4) full time employees at the grocery store
- (6) full time and 1 part time in MR headquarters
- (5) full time and 1 part time in the co-share office space

According to the ArcGIS map, the unemployment rate surrounding the Subject property is between 13%-18%. The latest statistics from the Department of Employment Services show the current unemployment rate in Ward 7 is 13.4 percent, the second highest in the City behind to Ward 8.

UNEMPLOYMENT RATES												
Ward	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
1	3.7	3.8	4.3	9.7	7.2	7.5	7.1	6.9	6.9	6.3	5.5	5.7
2	3.5	3.8	4.1	6.2	4.4	4.8	4.6	4.7	4.5	3.9	3.3	3.6
3	3.5	3.7	4.1	5.9	4.2	4.7	4.4	4.4	4.2	3.7	3.2	3.5
4	4.6	4.7	5.4	13.4	10.6	11.0	10.5	10.4	10.5	9.8	8.8	8.8
5	6.1	6.3	6.9	14.3	11.2	11.8	11.5	11.3	11.2	10.7	9.6	10.0
6	4.5	4.4	5.2	10.2	7.6	8.0	7.6	7.5	7.6	7.1	6.2	6.5
7	8.5	8.3	9.7	16.5	13.1	14.2	14.4	14.3	14.6	14.2	12.8	13.4
8	11.2	11.1	12.5	20.7	16.8	18.4	18.6	18.7	18.9	18.4	16.7	17.5
City	4.9	5.0	5.2	11.1	8.9	8.9	8.9	8.8	8.7	8.8	8.8	8.8
City v. Ward 7	3.6	3.3	4.5	5.4	4.2	5.3	5.5	5.5	5.9	5.4	4.0	4.6
National Avg.	3.5	3.5	4.4	14.8	13.3	11.1	10.2	8.4	7.8	6.9	6.7	6.7

Source: Department of Employment Services, AreaProbe

DESCRIPTION OF THE SITE AND THE IMMEDIATE SURROUNDING AREAS


Houston Elementary S
Lee St NE
Lee St NE
Lee St NE
44th St NE
45th Pl NE
45th St NE
IDEA Public Charter School
47th St NE
47th Pl NE
48th St NE
48th Pl NE
49th St NE
49th Pl NE
Kane Pl NE
Sheriff Rd NE
Sheriff Rd NE
45th Pl NE
46th St NE
47th St NE
47th Pl NE
Jay St NE
Jay St NE
Jay St NE
Hunt Pl NE
Hunt Pl NE
Metropolitan P
Hayes St NE
Hayes St NE

<u>Description of the Site</u>

The Subject property is located at 4726 Sheriff Road, a 10,238 square foot vacant lot in the Deanwood neighborhood of Washington, DC. Deanwood is listed by the Washington D.C. Economic Partnership as a key emerging corridor and opportunity zone in the District.
The applicant intends to develop the vacant lot into a mixed-use property with for-sale and mixed-income housing. For sale housing component will include (12) condos above ground level retail space. Each condo unit will offer three-bedroom floor plans across 1,000 square feet of space. First rights for ownership will be designated to families that currently live in Deanwood as well as educators and first responders who currently work in the District. Households earning 60%-80% AMI will also be eligible for the proposed for-sale housing units.

The commercial space at the site will have three tenants. Medici Road will relocate their corporate headquarters to the Subject project property. In addition, there will be a co-working

space for local nonprofits and MBEs, and a local grocer that will offer fresh food groceries to the community. The grocery store will be the only grocer within 2.2 miles of the Subject. The Subject property is zoned MU-3A according to recorded from DC Department of Planning. The FAR (floor area ratio) for this parcel is 1.2 which makes the gross total buildable square feet 12,286. The project is slated to being in November of 2021 with a delivery scheduled for December 2022.

Total Square Feet	5500
Grocer/Café	2500
Co-Share Office Space	1800
Corporate Headquarters	1250

Source: Medici Road

Office Floor Plan



Draft Residential Penthouse Floor Plan



Immediate Surrounding Area

The northeast end of Ward 7 covers approximately 2 square miles or 1,282 acres. The area is bound by Kenilworth Avenue in the Northwest, East Capitol Street in the South, and Eastern Ave in the northeast. Neighborhoods in the northeast end of Ward 7, and Deanwood in particular, are recognized for being the oldest, longstanding Black community in DC.

Sheriff Road is comprised of a mix of residential and commercial uses. Kenilworth Avenue & Nannie Helen Burroughs are the busiest roads in the surrounding area. Approximately 127,300 vehicles travel along Kenilworth Avenue on a daily basis (Kenilworth Avenue is 1.6 miles away from the subject property). This equates to a travel time of 5 minutes by way of vehicle. Nannie Helen Burroughs attracts approximately 12,200 vehicles on a daily basis.

To analyze the local demographics near the Subject property, we utilized ESRI's drive time statistics based on a 2-min, 5-min, and 10-min radius. The purpose of this analysis is to examine

the buying power of households within this community, in addition to spending preferences. These geographies were selected as the 20019-zip code encompasses the project site and represents the population most likely to regularly patronize the retail on-site. Drive times were used to analyze the population outside of the zip code 20019, as most customers are likely to arrive by vehicle due to the limited public transportation options from surrounding neighborhoods.

The immediate area (0-5 min drive) is slated to grow by 2 percent over the next five years. Projections show 51 new households moving into the market area annually through 2025. Median income levels will continue to increase in the immediate area as well as the broader region (10 min drive).


4726 Sheriff Rd NE, Washington, Di...
10 minutes
5 minutes
Chillum
East Riverdale
New Carrollton
Hyattsville
Bladensburg
Defense Heights
Mt Rainier
Dodge Park
Glenarden
Cheverly
Palmer Park
Trinidad
Deanwood
Carmody Hills
Benning Heights
Seat Pleasant
Marshall Heights
Washington Navy Yard
Walker Mill
Coral Hills
Anacostia
District Heights
John Hanson Hwy
Capital Beltway
Rhode Island Ave NE
Pennsylvania Ave
Central Ave
Sheriff Rd
Southeast Fwy
Independence Ave SE
E Capitol St SE
Source: ESRI

General Population

Year	2 Min		5 Min		10 Min		20019	
	Number	% Change	Number	% Change	Number	% Change	Number	% Change
2020	5,394	-	33,645	-	160,260	-	58,791	-
2025	5,507	2.1%	34,382	2.2%	161,634	0.9%	59,460	1.1%

Source: ESRI

Household Population

Year	2 Min		5 Min		10 Min		20019	
	Number	% Change	Number	% Change	Number	% Change	Number	% Change
2020	2,052	-	13,025	-	62,065	-	23,436	-
2025	2,080	1.4%	13,254	1.8%	62,373	4.1%	23,535	0.4%

Source: ESRI

Median Household Income

Year	2 Min		5 Min		10 Min		20019	
	Number	% Change	Number	% Change	Number	% Change	Number	% Change
2020	$ 39,704	-	$ 40,537	-	$ 53,861	-	$ 38,194	-
2025	$ 40,835	2.8%	$ 42,120	3.9%	$ 56,406	4.7%	$ 40,156	5.1%

Source: ESRI

Based upon the annual expenditure of the residential population and the gap in the market, the limited retail offering in the community is insufficient to provide all of the needs in the community. Additionally, as illustrated by the demand surplus in the Food & Beverage categories, local residents and those in the larger neighborhood likely shop at stores nearby (within the 2-minute drive area). And when summing the total opportunity within a 5-minute drive, there is a gap in food options in each category.

The ability to serve this gap in the market is challenged by the location of the project, as demonstrated by the few retailers within the 2-5-minute drive time.

Drive Time Demographic Analysis								
	2 Mins		5 Mins		10 Mins		20019	
Product/Consumer Behavior	Retail Gap	# of Businesses	Retail Gap	# of Businesses	Retail Gap	# of Businesses	Retail Gap	# of Businesses
Special Food Services	$ 76,487	0	$ 505,295	$ 1	$ 3,085,842	$ 5	$ 844,902	$ 1
Drinking Places - Alcoholic Beverages	$ 226,520	0	$ 1,324,692	$ -	$ (4,533,127)	$ 6	$ 2,633,961	$ -
Restaurants & Other Eating Places	$ 1,156,342	5	$ 7,583,996	$ 31	$ 76,115,083	$ 200	$ 26,959,878	$ 39

Source: ESRI

Drive Time Demographic Analysis								
	2 Mins		5 Mins		10 Mins		20019	
Product/Consumer Behavior	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs
Spent at fast food restaurant last 30 days: <$1-$10	178	4.3%	1,059	4.2%	4,960	4.1%	1,767	4.0%
Spent at fast food restaurant last 30 days: $11-$20	359	8.7%	2,227	8.8%	11,083	9.1%	3,823	8.7%
Spent at fast food restaurant last 30 days: $21-$40	667	16.1%	3,962	15.7%	18,093	14.8%	6,716	15.2%
Spent at fast food restaurant last 30 days: $41-$50	228	5.5%	1,358	5.4%	7,005	5.7%	2,426	5.5%
Spent at fast food restaurant last 30 days: $51-$100	505	12.2%	3,331	13.2%	18,434	15.1%	6,072	13.8%

Source: ESRI

	Drive Time Demographic Analysis							
	2 Mins		5 Mins		10 Mins		20019	
Product/Consumer Behavior	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs
Went to family restaurant last 6 months	3,471	84.0%	21,744	86.1%	107,005	87.5%	38,294	4.0%
Went to fast food/drive-in restaurant 9+ times/month	1,788	43.3%	9,895	39.2%	44,688	36.5%	16,399	8.7%

Source: ESRI

	Drive Time Demographic Analysis							
	2 Mins		5 Mins		10 Mins		20019	
Product/Consumer Behavior	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs	Est. # of Adults	% of HHs
Went to Domino`s Pizza last 6 months	527	12.8%	3,428	13.6%	16,985	13.9%	6,301	14.3%
Went to Papa John's last 6 months	1,788	43.3%	1,586	6.3%	8,600	2.8%	3,136	7.1%
Went to Pizza Hut last 6 months	678	16.4%	3,717	14.7%	16,701	13.7%	5,915	13.4%
Went to Papa Murphy's Pizza last 6 months	109	2.6%	725	2.9%	3,377	2.8%	1,230	2.8%
Went to Little Caesars Pizza last 6 months	618	15.0%	3,215	12.7%	13,478	11.0%	4,898	11.1%

Source: ESRI

	Drive Time Demographic Analysis			
	2 Mins	5 Mins	10 Mins	20019
Product/Consumer Behavior	Est. # of Adults	Est. # of Adults	Est. # of Adults	Est. # of Adults
Drove Alone to Work	47.0%	49.0%	53.1%	47.3%
Took Public Transportation	37.7%	34.0%	28.8%	36.5%
Walked to Work	4.3%	3.0%	2.5%	2.5%
Carpooled	7.5%	8.9%	9.1%	7.8%
Bike to Work	0.9%	0.7%	1.6%	0.5%

Source: ESRI

PRIMARY MARKET AREA – 2020 HOUSEHOLD INCOME LEVEL								
	2 Miles		5 Miles		10 Miles		20019	
Households by Income	Number	Percent	Number	Percent	Number	Percent	Number	Percent
<$15,000	457	20.8%	2,928	21.6%	10,480	16.5%	5,411	8.5%
$15,000 - $24,999	273	12.4%	1,709	12.6%	6,068	9.5%	2,928	4.6%
$25,000 - $34,999	263	11.9%	1,390	10.2%	5,583	8.8%	2,561	4.0%
$35,000 - $49,999	272	12.4%	1,765	13.0%	7,216	11.4%	3,030	4.8%
$50,000 - $74,999	375	17.0%	2,374	17.5%	10,899	17.2%	3,920	6.2%
$75,000 - $99,999	285	12.9%	1,460	10.7%	7,763	12.2%	2,337	3.7%
$100,000 - $149,999	184	8.4%	1,167	8.6%	8,321	13.1%	1,897	3.0%
$150,000 - $199,999	46	2.1%	391	2.9%	3,591	5.7%	588	0.9%
$200,000+	46	2.1%	398	2.9%	3,622	5.7%	767	1.2%
Total	2,201	100%	13,582	100%	63,543	100.0%	23,439	36.9%
HHs Earning <$100K	1,925	87.5%	11,626	85.6%	48,009	75.6%	20,187	86.1%

Source: ESRI

PRIMARY MARKET AREA - 2025 HOUSEHOLD INCOME LEVEL								
	2 Miles		5 Miles		10 Miles		20019	
Households by Income	Number	Percent	Number	Percent	Number	Percent	Number	Percent
<$15,000	454	20.4%	2,914	21.1%	10,141	15.9%	5,306	8.4%
$15,000 - $24,999	254	11.4%	1,605	11.6%	5,549	8.7%	2,678	4.2%
$25,000 - $34,999	268	12.1%	1,397	10.1%	5,378	8.4%	2,528	4.0%
$35,000 - $49,999	282	12.7%	1,819	13.2%	7,134	11.2%	3,013	4.7%
$50,000 - $74,999	387	17.4%	2,449	17.8%	10,781	16.9%	3,965	6.2%
$75,000 - $99,999	300	13.5%	1,557	11.3%	8,076	12.7%	2,482	3.9%
$100,000 - $149,999	192	8.6%	1,252	9.1%	8,858	13.9%	2,106	3.3%
$150,000 - $199,999	44	2.0%	393	2.8%	3,829	6.0%	624	1.0%
$200,000+	43	1.9%	408	3.0%	4,080	6.4%	833	1.3%
Total	2,224	100%	13,794	100%	63,826	100.0%	23,535	37.0%
HHs Earning <$100K	1,945	87.5%	11,741	85.1%	47,059	73.7%	19,972	84.9%
2020 v. 2025 Change	20	1.0%	115	1.0%	-950	-2.0%	-215	-1.1%

Source: ESRI

Residential Home Sales


Units Sold
44
Down -15%
Vs. Year Ago
Active Inventory
48
Down -63%
Vs. Year Ago
Median Sale Price
$416,500
Up 25%
Vs. Year Ago
Days On Market
21
Down -34%
Vs. Year Ago
New Listings
43
Down -38%
Vs. Year Ago
Current Contracts
52
Up 49%
Vs. Year Ago
Sold Vs. List Price
100.8%
Up 2.1%
Vs. Year Ago
Months of Supply
1.1
Down -56%
Vs. Year Ago

Source: Long and Foster

The housing market in the Deanwood area is performing well. The price of homes has increased by 25 percent year-over-year, and sellers are getting 2.1 percent over their sales price. The applicant will list the proposed (12) condominiums at $315,160 which is below the market average. We expect the three-bedroom condos to sell within 6 months of listing.

Food & Beverage Analysis
Types of Restaurants <2.5 Miles from Subject

There are a variety of F&B locations surrounding the Subject property. Most are considered casual, take-out restaurants. The top three restaurants that are most favored in this community are Church's Chicken, America's Best Wings, and Mary's Place. Although the local Denny's and McDonalds has over 100 mentions across the various review platforms, the average rating score was a 6 or 7 (out of 10).

Best Experience



source: BasilLabs, AreaProbe

Service Speed



source: BasilLabs, AreaProbe

HipHop Chicken, America's Best Wings, Yellow House and Sharks Fish & Chicken were the most valued restaurant based on service speed. Denny's was mentioned 39 times and finished as the fifth highest rated restaurant in this category with an average score of 4 out of 10. Popeye's, Shrimp Boat, Wendy's were among some of the worst ranked establishments in the area as it relates to service speed.

Staff Friendliness



source: BasilLabs, AreaProbe

Capital Szechuan, Sharks Fish & Chicken, and Papa Johns were recognized as restaurants with the friendliest staff. Denny's and McDonalds received the most mentions across the various review platforms; this signifies these two locations are patronized significantly by residents and visitors of the community.

Price



source: BasilLabs, AreaProbe

Based on statistics and the retail tenant mix discussed in the charts on the previous page, having a fresh food grocer to provide quality meats and produce will supply a healthy alternative to a market saturated with carry-out restaurants that serve fried foods and takeout seafood. USDA classifies the immediate area surrounding the Subject property as a "Low-income census tracts where a significant number or share of residents is more than 1 mile (urban) or 10 miles (rural) from the nearest supermarket."

The top restaurants based on consumer sentiments in this market are:

- Minnesota Seafood
- Shrimp Boat
- Sharks Fish and Chicken

REDUCTION OF UNEMPLOYMENT RATE

According to the ArcGIS map, the unemployment rate surrounding the Subject property is between 13%-18%. The latest statistics from the Department of Employment Services show the current unemployment rate in Ward 7 is 13.4 percent, the second highest in the City behind to Ward 8.

Ward	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sep	Oct	Nov	Dec
UNEMPLOYMENT RATES												
1	3.7	3.8	4.3	9.7	7.2	7.5	7.1	6.9	6.9	6.3	5.5	5.7
2	3.5	3.8	4.1	6.2	4.4	4.8	4.6	4.7	4.5	3.9	3.3	3.6
3	3.5	3.7	4.1	5.9	4.2	4.7	4.4	4.4	4.2	3.7	3.2	3.5
4	4.6	4.7	5.4	13.4	10.6	11.0	10.5	10.4	10.5	9.8	8.8	8.8
5	6.1	6.3	6.9	14.3	11.2	11.8	11.5	11.3	11.2	10.7	9.6	10.0
6	4.5	4.4	5.2	10.2	7.6	8.0	7.6	7.5	7.6	7.1	6.2	6.5
7	8.5	8.3	9.7	16.5	13.1	14.2	14.4	14.3	14.6	14.2	12.8	13.4
8	11.2	11.1	12.5	20.7	16.8	18.4	18.6	18.7	18.9	18.4	16.7	17.5
City	4.9	5.0	5.2	11.1	8.9	8.9	8.9	8.8	8.7	8.8	8.8	8.8
City v. Ward 7	3.6	3.3	4.5	5.4	4.2	5.3	5.5	5.5	5.9	5.4	4.0	4.6
National Avg.	3.5	3.5	4.4	14.8	13.3	11.1	10.2	8.4	7.8	6.9	6.7	6.7

Source: Department of Employment Services, AreaProbe



Source: Department of Employment Services, AreaProbe

Reduction of Unemployment

The concept outlined by the client for the 4726 Sheriff Road will create an environment for entrepreneurs and small business employees to establish and grow at a lower operating cost as it relates to office/workspace which can help to improve the success rate of a start-up business.

There will be a natural collaborative eco-system due to nature of the shared environment that organically bolsters networking among vendors and office tenants.

During Construction

During construction the project is estimated to create (55) construction jobs as part of the development.

Type	Annual	Hourly
Construction Salaries	-	$ 15.00
Senior Construction Worker	-	$ 65.00

Source: Medici Road

Semi-Monthly Paycheck at $15.00 Per Hour

Gross Paycheck		$ 800
Taxes	12%	$ 98
FICA & State Insurance Taxes	8%	$ 61
Pre-Tax Deducations	0%	$ -
Post-Tax Deductions	0%	
Take Home Salary	80%	$ 641

Source: SmartAssets

Semi-Monthly Paycheck at $65.00 Per Hour

Gross Paycheck		$ 5,200
Taxes	25%	$ 1,324
FICA & State Insurance Taxes	8%	$ 398
Pre-Tax Deducations	0%	$ -
Post-Tax Deductions	0%	
Take Home Salary	67%	$ 3,478

Source: SmartAssets

Post Construction

The project is expected to create (15) permanent full-time, and (2) part-time jobs when the property is delivered. This includes:

- (4) full time employees at the grocery store
- (6) full time and 1 part time in MR headquarters
- (5) full time and 1 part time in the co-share office space

Type	Annual	Hourly
Grocery Store Manager	$ 50,000	$ -
Staff	-	$ 15.00

Source: Medici Road

Semi-Monthly Paycheck on $50,000 Annual Salary

Gross Paycheck		$ 2,083
Taxes	17%	$ 356
FICA & State Insurance Taxes	8%	$ 159
Pre-Tax Deducations	0%	$ -
Post-Tax Deductions	0%	
Take Home Salary	75%	$ 1,568

Source: SmartAssets

Medici Road will pay employees between $50,000 - $110,000 per year. The chart above depicts the b-monthly income for individuals earning $50,000 per year. The table below shows the bi-weekly income on a $110,000 per year annual salary.

Semi-Monthly Paycheck on $110,000 Annual Salary

Gross Paycheck		$ 3,109
Taxes	25%	$ 1,124
FICA & State Insurance Taxes	8%	$ 351
Pre-Tax Deducations	0%	$ -
Post-Tax Deductions	0%	
Take Home Salary	68%	$ 3,109

Source: SmartAssets

SUMMARY OF HOW "BUT FOR" THE NPF WILL NOT IMMEDIATELY MOVE FORWARD

This project has been intentionally designed as a blend of residential and commercial space that meets persistent community demand for commercial amenities. However, but for funding, the project will not be able to move forward, and the property will remain a vacant, blighted lot in a prime neighborhood business corridor. A highly experienced team of experts is ready to complete the project and Medici Road is in discussion with area civic organizations, including the Deanwood Civic Association and ANC7C, to recruit and onboard a local operator for the grocery space."

APPENDIX

AreaProbe

1440 G Street, NW 8th FL
Washington, DC 20005
Phone: 202-788-0407
Email: info@areaprobe.com

Our team consists of individuals with advanced degrees in City & Regional Planning, Real Estate Development, Real Estate Finance, and Geospatial Analytics. We leverage technology to better assess demand and trends via our proprietary digital platform - AreaProbe Decision Analysis System.

Since its inception, AreaProbe has completed market studies and feasibility studies for investment banks, private equity firms, affordable and market rate housing developers, retail brokers and developers, and public sector agencies. In 2016 and 2018, AreaProbe was selected by Entrepreneur Magazine as one of the top 360 companies to watch, and in 2017, the firm was selected by the US Department of State as a Delegate for the Entrepreneurship/Technology Summit in Hyderabad, India.

PRACTICE AREAS & SERVICES

- LIHTC Market Studies
- Market Rate / Workforce Housing Studies
- HUD Rent Studies
- Commercial Appraisals
- Brand/Retail Perception Analysis
- Highest & Best Use Analysis
- Hotel Feasibility Studies
- Economic Development Strategy
- Property Needs Assessments
- Community Survey/Engagement
- Healthcare Studies
- Senior Housing
- Retail Strategy & Planning
- Financial Feasibility
- Inclusive Communities

PROFESSIONAL AFFILIATIONS

- African American Real Estate Professionals
- DC Building Industry Association
- Minority Diversity Supplier Network
- Avante Grande
- National Council of Housing Market Analyst
- Assoc. for Housing & Non Profit Developers
- EB-5 Association (IIUSA)
- Urban Land Institute
- Women of Color in Community Development
- National Housing & Rehabilitation Association

PERSONNEL

Mr. Curvin Leatham is the Founder and Chief Executive Officer for AreaProbe. Mr. Leatham received his undergraduate degree from Hampton University, and a graduate degree in Real Estate Development and Finance from Georgetown University. He lives in Congress Heights with his wife and 2-year-old daughter.

Mr. Edward Faustin is Co-Founder and Operations lead for AreaProbe. Mr. Faustin received his undergraduate degree from the University of Notre Dame and graduate degrees in City Planning and Urban Spatial Analytics from the University of Pennsylvania.

Ms. Ericka Simmons is a Columbia University educated Valuation & Investment Services expert. Ericka provides commercial appraisals in New York, Maryland, District of Columbia, Virginia, and Pennsylvania.

Mr. Christopher Pierce is a graduate of George Washington University & Northeastern University. He received his undergraduate degree in Urban Planning and Community Development from Northeastern, and an MBA from GWU. Mr. Pierce conducts property needs assessments, and is in training to become a commercial appraiser. He lives in the fourth Ward of Washington, DC with his wife and two children.

36



Demographic and Income Profile

20019 (Washington)
20019 (Washington)
Geography: ZIP Code

Prepared by Esri

Summary	Census 2010	2020	2025
Population	54,165	58,791	59,460
Households	21,998	23,436	23,535
Families	12,721	13,500	13,572
Average Household Size	2.44	2.49	2.50
Owner Occupied Housing Units	8,163	9,257	9,889
Renter Occupied Housing Units	13,835	14,179	13,646
Median Age	35.1	36.4	37.7
Trends: 2020-2025 Annual Rate	**Area**	**State**	**National**
Population	0.23%	1.35%	0.72%
Households	0.08%	1.37%	0.72%
Families	0.11%	1.21%	0.64%
Owner HHs	1.33%	1.50%	0.72%
Median Household Income	1.01%	1.94%	1.60%

	2020		2025	
Households by Income	Number	Percent	Number	Percent
<$15,000	5,411	23.1%	5,306	22.5%
$15,000 - $24,999	2,925	12.5%	2,678	11.4%
$25,000 - $34,999	2,561	10.9%	2,528	10.7%
$35,000 - $49,999	3,030	12.9%	3,013	12.8%
$50,000 - $74,999	3,920	16.7%	3,965	16.8%
$75,000 - $99,999	2,337	10.0%	2,482	10.5%
$100,000 - $149,999	1,897	8.1%	2,106	8.9%
$150,000 - $199,999	588	2.5%	624	2.7%
$200,000+	767	3.3%	833	3.5%
Median Household Income	$38,194		$40,156	
Average Household Income	$57,551		$61,980	
Per Capita Income	$22,962		$24,553	

	Census 2010		2020		2025	
Population by Age	Number	Percent	Number	Percent	Number	Percent
0 - 4	3,877	7.2%	3,918	6.7%	3,999	6.7%
5 - 9	3,675	6.8%	4,078	6.9%	3,824	6.4%
10 - 14	4,107	7.6%	4,274	7.3%	4,081	6.9%
15 - 19	4,853	9.0%	3,907	6.6%	4,092	6.9%
20 - 24	3,796	7.0%	3,977	6.8%	3,636	6.1%
25 - 34	6,736	12.4%	8,279	14.1%	8,050	13.5%
35 - 44	6,389	11.8%	6,788	11.5%	7,392	12.4%
45 - 54	8,050	14.9%	6,877	11.7%	6,812	11.5%
55 - 64	6,030	11.1%	7,758	13.2%	7,266	12.2%
65 - 74	3,570	6.6%	5,370	9.1%	6,097	10.3%
75 - 84	2,169	4.0%	2,477	4.2%	3,083	5.2%
85+	913	1.7%	1,088	1.9%	1,128	1.9%

	Census 2010		2020		2025	
Race and Ethnicity	Number	Percent	Number	Percent	Number	Percent
White Alone	609	1.1%	1,081	1.8%	1,371	2.3%
Black Alone	51,787	95.6%	54,687	93.0%	54,296	91.3%
American Indian Alone	141	0.3%	172	0.3%	195	0.3%
Asian Alone	82	0.2%	160	0.3%	217	0.4%
Pacific Islander Alone	11	0.0%	21	0.0%	23	0.0%
Some Other Race Alone	627	1.2%	1,144	1.9%	1,461	2.5%
Two or More Races	908	1.7%	1,526	2.6%	1,897	3.2%
Hispanic Origin (Any Race)	1,299	2.4%	2,296	3.9%	2,927	4.9%

Data Note: Income is expressed in current dollars.

Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025.

March 13, 2021
37

Demographic and Income Profile

20019 (Washington)
20019 (Washington)
Geography: ZIP Code

Prepared by Esri

Trends 2020-2025


Annual Rate (in percent)
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Population
Households
Families
Owner HHs
Median HH Income
Area
State
USA

Population by Age


Percent
14
12
10
8
6
4
2
0
0-4
5-9
10-14
15-19
20-24
25-34
35-44
45-54
55-64
65-74
75-84
85+
2020
2025

2020 Household Income


$15K - $24K
12.5%
<$15K
23.1%
$25K - $34K
10.9%
$200K+
3.3%
$150K - $199K
2.5%
$35K - $49K
12.9%
$100K - $149K
8.1%
$50K - $74K
16.7%
$75K - $99K
10.0%

2020 Population by Race


Percent
90
80
70
60
50
40
30
20
10
0
White
Black
Am. Ind.
Asian
Pacific
Other
Two+

2020 Percent Hispanic Origin:3.9%

Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025.

March 13, 2021
38